1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

November 17, 2021

VIA EDGAR

Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds, Investment Company Act File No. 811-05028 (the “Registrant” and each series thereof a “Fund”)

Dear Mr. Ellington:

In a telephone conversation with me and Phillip Garber of Dechert LLP, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the most recent annual report for the Registrant following a review of the Registrant’s recent Form N-CSR filing.1 A summary of the Staff’s comments, along with the Registrants’ responses, is set forth below.

Comment 1:    For each applicable Fund, please disclose in the Schedule of Investments the end of period interest rate for money market funds in which the Fund invests, as required by footnote 4 of Article 12-12 of Regulation S-X.

Response:        The Registrant believes the most recent annual report discloses the end of period interest rate in the Schedule of Investments for each applicable Fund. For example, the Schedule of Investments for the PIMCO All Asset Fund discloses a seven day yield, as of March 31, 2021, applicable to the PIMCO Government Money Market Fund.

Comment 2:    For each applicable Fund, please disclose the quantity held (e.g., the number of shares for common stocks or the number of contracts for futures) for each component of the index underlying total return swaps (i.e., custom basket swaps) as required by footnote 3 of Article 12-13C of Regulation S-X.

Response: The Registrant confirms that in future reports, for each applicable Fund, it will disclose the quantity held for common stock components of the index underlying total return swaps when

[1]	The Registrant’s most recent annual filing on Form N-CSR, for the period ending March 31, 2021, was filed on June 4, 2021.

Kenneth Ellington November 17, 2021 Page 2

required by footnote 3 of Article 12-13C of Regulation S-X. When a component of an underlying index is a futures contract, however, the Registrant does not believe that the requested additional disclosure is required or necessary for a user of financial information to understand the terms of payments to be received and paid under a total return swap with respect to such component. With respect to components of an underlying index that are futures contracts, the Registrant believes that the notional value is as indicative and appropriate as the number of contracts. The Registrant therefore respectfully declines to make the requested change for such components and will instead add a footnote in future reports explaining that the notional value of a futures contract is indicative of the quantity and proportionate value of the contract.

Comment 3:    Please add a footnote to the financial highlights stating that sales loads are not reflected in total return in accordance with Instruction 3(b) of Item 13 of Form N-1A.

Response: The Registrant will make the requested change for future reports.

Comment 4:   The PIMCO TRENDS Managed Futures Strategy Fund and PIMCO CommoditiesPLUS® Strategy Fund disclose that 35.2% and 30.1%, respectively, of the Fund’s net assets were invested in a subsidiary as of period end. Please explain how the Funds are in compliance with subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) and Section 851(b)(3) of the Code.

Response: Section 851(b)(3)(b) of the Code prohibits a fund from investing, at the close of each quarter of a fund’s taxable year, more than 25% of the value of its total assets (emphasis added) in any one issuer (i.e., this requirement is based on total assets rather than net assets). The Registrant confirms that neither the PIMCO TRENDS Managed Futures Strategy Fund nor the PIMCO CommoditiesPLUS® Strategy Fund had invested more than 25% of its total assets in its subsidiary as of March 31, 2021.

Comment 5:    The Funds disclose purchases and sales of securities pursuant to Rule 17a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please explain why the related realized gain/loss was not disclosed. See ASC 850-10-50.

Response: The Registrant acknowledges the Staff’s comment and will work to include the related realized gain/loss in future shareholder reports.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Kenneth Ellington November 17, 2021 Page 3

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC

Timothy Bekkers, Pacific Investment Management Company LLC

Sonia Bui, Pacific Investment Management Company LLC